[ Janus Henderson Investors Letterhead ]

February 25, 2026

VIA EDGAR

David L. Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 333

Dear Mr. Orlic:

This letter responds to comments to Post-Effective Amendment No. 333 (the “Amendment”) to the Registrant’s registration statement on Form N-1A that were provided by telephone on February 17, 2026, by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to Janus Henderson Low Duration Multi-Sector Income Fund, formerly Janus Henderson Absolute Return Income Opportunities Fund (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.

Staff Comment: The Staff noted that the comments were being made with respect to the disclosure in the Fund’s Class D Shares prospectus, but that they also apply to the other prospectus in the Amendment.

Response: The Registrant acknowledges the Staff’s comment.

2.

Staff Comment: The Staff requested completed fee tables, expense examples tables, and average annual total return tables for the Fund at least five business days prior to the effective date of the registration statement.

Response: As requested, below are the completed fee tables, expense example tables, and average annual total return tables.

Class D Shares Prospectus

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D
Management Fees(1)	0.35%
Other Expenses	0.91%
Total Annual Fund Operating Expenses	1.26%
Fee Waiver and/or Expense Reimbursement(2)	0.74%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	0.52%

(1)	Restated to reflect current fees, effective March 4, 2026.
(2)

The Adviser has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding shareholder servicing fees, out-of-pocket transfer agency/shareholder servicing costs, acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions, and extraordinary expenses) exceed 0.39%. In addition, the Adviser shall reimburse or waive out-of-pocket transfer agency/shareholder servicing costs, payable by any share class so that such fees do not exceed 0.06% of a share class’ average daily net assets. The Adviser has also contractually agreed to waive and/or reimburse a portion of the Fund’s management fee in an amount equal to the management fee it earns as an investment adviser to any affiliated exchange traded funds (“ETFs”) in which the Fund invests, less certain operating expenses. The contractual waivers will remain in effect for at least a one-year period commencing on March 4, 2026. These contractual waivers may be terminated or modified only at the discretion of the Board of Trustees.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and the Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$53	$326	$620	$1,457

Annual Total Returns for Class D Shares (calendar year-end)

Best Quarter:	4th Quarter 2023	2.72%	Worst Quarter:	2nd Quarter 2018	– 5.70%

Average Annual Total Returns (periods ended 12/31/25)
	1 Year	5 Years	10 Years
Class D Shares
Return Before Taxes	6.64%	3.45%	2.69%
Return After Taxes on Distributions	5.11%	2.16%	1.49%
Return After Taxes on Distributions and Sale of Fund Shares(1)	3.91%	2.08%	1.53%
Bloomberg U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	7.30%	– 0.36%	2.01%
Bloomberg U.S. Aggregate Bond 1-3 Year Index (reflects no deduction for expenses, fees, or taxes)	5.39%	1.98%	2.08%

(1)	If the Fund incurs a loss, which generates a tax benefit, the Return After Taxes on Distributions and Sale of Fund Shares may exceed the Fund’s other return figures.

Multi-Share Class Prospectus

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T
Management Fees(1)	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	0.50%	None
Other Expenses	0.84%	0.90%	1.89%	0.82%	1.33%	1.84%	1.05%
Total Annual Fund Operating Expenses	1.44%	2.25%	2.49%	1.17%	1.68%	2.69%	1.40%
Fee Waiver and/or Expense Reimbursement(2)	0.74%	0.80%	1.60%	0.72%	1.28%	1.55%	0.76%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	0.70%	1.45%	0.89%	0.45%	0.40%	1.14%	0.64%

(1)	Restated to reflect current fees, effective March 4, 2026.

(2)

The Adviser has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, out-of-pocket transfer agency/shareholder servicing costs, including networking/omnibus/shareholder servicing fees payable by any share class, acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions, and extraordinary expenses) exceed 0.39%. In addition, the Adviser shall reimburse or waive out-of-pocket transfer agency/shareholder servicing costs, including networking/omnibus/shareholder servicing fees, payable by any share class so that such fees, in the aggregate, do not exceed 0.06% of a share class’ average daily net assets. The Adviser has also contractually agreed to waive and/or reimburse a portion of the Fund’s management fee in an amount equal to the management fee it earns as an investment adviser to any affiliated exchange traded funds (“ETFs”) in which the Fund invests, less certain operating expenses. The contractual waivers will remain in effect for at least a one-year period commencing on March 4, 2026. These contractual waivers may be terminated or modified only at the discretion of the Board of Trustees.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and the Total Annual Fund Operating Expenses thereafter. Class C Shares automatically convert to Class A Shares after eight years. The Example for Class C Shares for the ten-year period reflects the conversion to Class A Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 543	$ 840	$ 1,157	$ 2,057
Class C Shares	$ 248	$ 626	$ 1,132	$ 2,317
Class S Shares	$91	$622	$1,181	$2,705
Class I Shares	$46	$300	$574	$1,356
Class N Shares	$41	$404	$792	$1,880
Class R Shares	$116	$688	$1,286	$2,908
Class T Shares	$65	$368	$693	$1,614

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 543	$ 840	$ 1,157	$ 2,057
Class C Shares	$ 148	$ 626	$ 1,132	$ 2,317
Class S Shares	$91	$622	$1,181	$2,705
Class I Shares	$46	$300	$574	$1,356
Class N Shares	$41	$404	$792	$1,880
Class R Shares	$116	$688	$1,286	$2,908
Class T Shares	$65	$368	$693	$1,614

Annual Total Returns for Class I Shares (calendar year-end)

Best Quarter:	4th Quarter 2023	2.85%	Worst Quarter:	2nd Quarter 2018	– 5.76%

Average Annual Total Returns (periods ended 12/31/25)
	1 Year	5 Years	10 Years
Class I Shares
Return Before Taxes	6.66%	3.51%	2.80%
Return After Taxes on Distributions	5.12%	2.21%	1.56%
Return After Taxes on Distributions and Sale of Fund Shares(1)	3.92%	2.11%	1.60%
Class A Shares – Return Before Taxes(2)	1.33%	2.26%	2.05%
Class C Shares – Return Before Taxes(3)	4.70%	2.52%	1.82%
Class S Shares – Return Before Taxes	6.24%	3.07%	2.36%
Class N Shares – Return Before Taxes	6.77%	3.57%	2.86%
Class R Shares – Return Before Taxes	5.97%	2.82%	2.11%
Class T Shares – Return Before Taxes	6.41%	3.35%	2.63%
Bloomberg U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	7.30%	–0.36%	2.01%
Bloomberg U.S. Aggregate Bond 1-3 Year Index (reflects no deduction for expenses, fees, or taxes)	5.39%	1.98%	2.08%

(1)	If the Fund incurs a loss, which generates a tax benefit, the Return After Taxes on Distributions and Sale of Fund Shares may exceed the Fund’s other return figures.
(2)	Calculated assuming maximum permitted sales loads.
(3)	The one year return is calculated to include the contingent deferred sales charge.

3.	Staff Comment: The Staff asked the Registrant to confirm that the contractual fee waivers will have a term of at least one year from the effective date of the registration statement.

Response: The Registrant confirms that the Fund’s contractual fee waivers have a term of at least one year.

4.

Staff Comment: The Staff asked the Registrant to provide the definition of duration and an example of duration in the Principal Investment Strategies of the Fund’s prospectus. The Staff asked the Registrant to include disclosure around how the Fund’s duration is calculated.

Response: The Registrant acknowledges the Staff’s comment and will consider revising the disclosure in a future filing. The Registrant notes that the following definition and example of duration are currently in the Glossary of Investment Terms in the Fund’s prospectuses, and that this explanation states that duration is calculated by averaging the duration of bonds held by the Fund, with each duration “weighted” according to the percentage of net assets that it represents.

Duration is a measurement of price sensitivity to interest rate changes. Unlike average maturity, duration reflects both principal and interest payments. Generally, the higher the coupon rate on a bond, the lower its duration will be. The duration of a bond portfolio is calculated by averaging the duration of bonds held by the Fund with each duration “weighted” according to the percentage of net assets that it represents. Because duration accounts for interest payments, the Fund’s duration is usually shorter than its average maturity. Securities with longer durations tend to be more sensitive to changes in interest rates, and are usually more volatile than securities with shorter duration. For example, the price of a bond portfolio with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. A fund with a longer portfolio duration is more likely to experience a decrease in its share price as interest rates rise.

5.	Staff Comment: With respect to the Fund’s use of short sales, the Staff asked the Registrant to confirm that the Fund discloses the expenses associated with short sales in the fee table.

Response: To the extent the Fund uses short sales, the Registrant confirms that the “Other Expenses” line item in the fee table will include expenses associated with short sales. The Registrant further confirms that the Fund did not incur expenses associated with short sales during the last fiscal year ended June 30, 2025.

*  *   *  *  *

Please email me at Mary.Clarke-Pearson@janushenderson.com with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Senior Legal Counsel at Janus Henderson Investors US LLC

cc:	Stephanie Grauerholz, Esq.

Jay Mensah, Esq.

Amy W. Pershkow, Esq.

Thea Kelley